Exhibit 99.2

Management’s discussion and analysis
(“MD&A”) – February 7, 2013

OVERVIEW
The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) for the three and nine months ended December 31, 2012, and has been prepared with all information available up to and including February 7, 2013. This analysis should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended December 31, 2012. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates. Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and, commencing in July 2012, the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy and Tara Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen and JustClean programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

In addition, Just Energy rents and sells high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents, through a subsidiary operating under the trade name National Home Services (“NHS”). During the fiscal year, Just Energy purchased a 15% ownership in ecobee Inc. (“ecobee”), a company that designs, manufactures and distributes smart thermostats to residential and commercial customers throughout North America. Just Energy also operates a Network Marketing division under the trade name Momentis. Through its subsidiary, Terra Grain Fuels Inc. (“TGF”), Just Energy produces and sells ethanol. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”), and its subsidiaries provide solar project development platforms operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar. Just Energy also holds a 50% ownership in Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a jointly controlled entity, which is primarily involved in the Internet-based marketing of Just Energy’s gas and electricity contracts.

Forward-looking information
This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Adjusted EBITDA, Funds from Operations, Adjusted Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in the May 31, 2012 Annual Information Form and other reports on file with Canadian security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

KEY TERMS
“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. Just Energy Exchange Corp. assumed the obligations of the debentures as part of the Universal acquisition on July 1, 2009, and Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 35 for further details.

“$100m convertible debentures” represents the $100 million of convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Long-term debt and financing” on page 36 for further details.

“$330m convertible debentures” represents the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 35 for further details.

“attrition” means customers whose contracts were terminated primarily due to relocation or cancelled by Just Energy due to delinquent accounts.

“customer” does not refer to an individual customer but instead an RCE (see Key Term below).

“failed to renew” means customers who did not renew expiring contracts at the end of their term.

“gross margin per RCE” represents the energy gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

NON-GAAP FINANCIAL MEASURES
Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-Generally Accepted Accounting Principles (“non-GAAP”) financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that Adjusted EBITDA is the best basis for analyzing the financial results of Just Energy.

EBITDA
“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization. This is a non-GAAP measure that reflects the pre-tax profitability of the business.

BASE EBITDA
“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

ADJUSTED EBITDA
“Adjusted EBITDA” represents Base EBITDA adjusted to deduct selling and marketing costs sufficient to maintain existing levels of embedded gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity. Management believes this is a useful measure of operating performance for investors.

FUNDS FROM OPERATIONS
“Funds from Operations” refers to the net cash available for distribution through dividends to shareholders. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

BASE FUNDS FROM OPERATIONS
“Base Funds from Operations” refers to the Funds from Operations adjusted for capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital assets and spending relating to contract initiation costs to maintain embedded gross margin at the current level.

ADJUSTED FUNDS FROM OPERATIONS
“Adjusted Funds from Operations” refers to the Base Funds from Operations adjusted to deduct the selling and marketing costs sufficient to maintain existing levels of embedded gross margin. This adjustment results in the exclusion of the marketing carried out by Just Energy to add to its future productive capacity.

EMBEDDED GROSS MARGIN
“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the remaining life of National Home Services’ customer contracts. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

The energy marketing embedded gross margin also includes an estimate of the future margin on residual payments on non-energy products sold to the current Momentis customer base as well as the completed contracts for Hudson Energy Solar.  The embedded gross margin for HES represents gross margin associated with Solar Power Purchase Agreements (“PPAs”) and Solar Renewable Energy Credits (“SRECs”) for a rolling five-year period generated from its completed projects.

Financial highlights
For the three months ended December 31
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2013			Fiscal 2012
		Per	% increase		Per
		share	(decrease)		share
Sales	$733,847	$5.10	(1)%	$738,614	$5.21
Gross margin	142,497	0.99	(3)%	147,407	1.04
Administrative expenses	36,711	0.25	17%	31,308	0.22
Finance costs	19,692	0.14	20%	16,377	0.12
Profit (loss) for the period1	40,238	0.28	NMF 3	(97,386)	(0.70)
Dividends/distributions	44,636	0.31	2%	43,934	0.31
Base EBITDA2	53,999	0.37	(15)%	63,563	0.45
Adjusted EBITDA2	72,538	0.50	(18)%	88,513	0.62
Payout ratio on Base EBITDA	83%			69%
Payout ratio on Adjusted EBITDA	62%			50%

For the nine months ended December 31
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2013			Fiscal 2012
		Per	% increase		Per
		share	(decrease)		share
Sales	$2,083,611	$14.52	6%	$1,964,857	$13.94
Gross margin	373,991	2.61	9%	344,229	2.44
Administrative expenses	108,081	0.75	22%	88,366	0.63
Finance costs	57,540	0.40	29%	44,509	0.32
Profit for the period1	391,964	2.43	NMF 3	(49,748)	(0.36)
Dividends/distributions	133,435	0.93	2%	131,230	0.93
Base EBITDA2	97,053	0.68	(26)%	132,034	0.94
Adjusted EBITDA2	164,240	1.14	(6)%	173,838	1.23
Base Funds from Operations2	47,882	0.33	(58)%	114,399	0.81
Adjusted Funds from Operations2	121,441	0.85	(25)%	161,472	1.15
Payout ratio on Adjusted EBITDA	81%			75%
Payout ratio on Base EBITDA (LTM4)	102%			72%
Payout ratio on Adjusted EBITDA (LTM4)	65%			60%
Payout ratio on Base Funds from Operations (LTM4)	172%			96%
Embedded gross margin2	$2,197,400			$1,929,700
Energy customers (RCEs)	4,124,000			3,758,000
Home Services customers (installed units)	222,000			154,000
Total customers (RCEs and installed units)	4,346,000			3,912,000

1Profit for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See discussion of “Non-GAAP financial measures” on page 2.
3Not a meaningful figure.
4Last 12-months.

ACQUISITION OF FULCRUM RETAIL HOLDINGS LLC (“Fulcrum”)

On October 3, 2011, Just Energy completed the acquisition of the 100% equity interest in Fulcrum Retail Holdings LLC (“Fulcrum”), a Texas-based electricity retailer, with an effective date of October 1, 2011. The acquisition was funded by the issuance of $100 million of convertible debentures. Fulcrum markets primarily online and through targeted marketing channels, and focuses on residential and small to mid-size commercial customers.

The consideration for the acquisition was US$79.4 million paid at the time of closing and subject to customary working capital adjustments. Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively, the “Earn-Out” amount) to the seller 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum during the Earn-Out period. The fair value of the contingent considerations at acquisition was estimated to be $18,327. Changes in the fair value of the contingent consideration are recorded in the consolidated statements of income as change in fair value of derivative instruments.  The contingent consideration was valued at $3,935 as at December 31, 2012, and is included in other current financial liabilities.

In addition, the Company will pay, as part of the contingent consideration, an additional 4.006% on the cash portion of the contingent consideration and $1.86 for each of the common shares that are issued at the end of the Earn-Out period.

The acquisition of Fulcrum was accounted for using the acquisition method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
(thousands of dollars)
Current assets (including cash of $3,875)	$41,129
Property, plant and equipment	758
Software	215
Customer contracts and relationships	39,533
Affinity relationships	42,359
Brand	13,034
Contract initiation costs	156
Non-controlling interest	1,082
138,266

Current liabilities	(44,856)
Other liabilities – current	(12,430)
Other liabilities – long term	(3,768)
Deferred lease inducements	(322)
Long-term debt	(586)
(61,962)

Total identifiable net assets acquired	76,304
Goodwill arising on acquisition	26,833
Total consideration	$103,137

Cash paid, net of estimated working capital
adjustment	$84,810
Contingent consideration (Earn-Out amount)	18,327
Total consideration	$103,137

The electricity customer contracts and affinity relationships are amortized over the average remaining life at the time of acquisition. The electricity customer contracts are amortized over 3.5 years. The affinity relationships are amortized over eight years. The brand value, which represents the value allocated to the market awareness of the operating names used to sell and promote Fulcrum’s products, is considered to have an indefinite life and, therefore, is not subject to amortization. The purchase price allocation is considered final and, as a result, no further adjustments will be made.

Operations

NATURAL GAS
Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. In the case of under consumption by the customer, excess supply is sold in the spot market, resulting in either a gain or loss compared to the weighted average cost of supply. In the case of greater than expected gas consumption, Just Energy must purchase the short supply in the spot market, resulting in either a gain or loss compared to the weighted average cost of supply. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Just Energy has entered into weather index derivatives for the third and fourth quarters of fiscal 2013 with the intention of reducing gross margin fluctuations from extreme weather. The maximum payout associated with the weather derivatives for fiscal 2013 will be $20 million. As at December 31, 2012, the warmer than normal temperatures in Just Energy’s gas markets has resulted in the potential payout of approximately $0.9 million of the $20 million payout.  The total cost of these options was $2.3 million.

Ontario, Quebec, British Columbia and Michigan
In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas.  During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta
In Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.

Other gas markets
In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, Manitoba and Saskatchewan, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY
In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Massachusetts and the United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Customers may experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage, which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio. The expected cost of this strategy is incorporated into the price to the customer.

The Company’s ability to mitigate weather effects is limited by the severity of weather from normal.  In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. In the case of under consumption by the customer, excess supply is sold in the spot market, resulting in either a gain or loss in relation to the original cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected power consumption, Just Energy must purchase the short supply in the spot market, resulting in either a gain or loss in relation to the fixed cost of supply. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JUSTGREEN
Customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

In addition to its traditional commodity marketing business, Just Energy allows customers to effectively manage their carbon footprint without buying energy commodity products. The products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. These products can be offered in all states and provinces and are not dependent on energy deregulation.

CONSUMER (RESIDENTIAL) ENERGY DIVISION
The sale of gas and electricity to customers consuming 15 RCEs and less is undertaken by the Consumer Energy division. Marketing of the energy products of this division is primarily done door-to-door through 1,350 independent contractors, the Momentis network marketing operation and Internet-based marketing and telemarketing efforts. Approximately 48% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products and JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products. In addition, the Consumer Energy division has commenced marketing ecobee smart thermostats in Texas.  The thermostats are being sold independently or also offered in a bundled product with a commodity offering.

COMMERCIAL ENERGY DIVISION
Customers with annual consumption over 15 RCEs are served by the Commercial Energy division.  These sales are made through three main channels: sales through the broker channel using the commercial platform acquired with the Hudson purchase; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up approximately 52% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis.  Commercial customers tend to have combined attrition and failed-to-renew rates that are lower than those of consumer customers.

HOME SERVICES DIVISION
National Home Services began operations in April 2008 and provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. In addition, NHS has commenced marketing ecobee smart thermostats in Canada. The thermostats are being sold independently or also offered in a bundled product offering with the rental of air conditioners or furnaces or installed in conjunction with a commodity offering.

NHS markets through approximately 260 independent contractors in Ontario and Quebec. See page 25 for additional information.

ETHANOL DIVISION
Just Energy owns and operates Terra Grain Fuels, a 150-million-litre capacity ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). See page 26 for additional information on TGF.

NETWORK MARKETING DIVISION
Just Energy owns and operates Momentis, a network marketing company operating within Canada, U.S. and the U.K. Independent representatives educate consumers about the benefits of energy deregulation and sell them products offered by Just Energy as well as a number of other products. Independent representatives are rewarded through commissions earned based on new customers added. During the three months ended December 31, 2012, 3,500 independent representatives joined Momentis.

SOLAR DIVISION
Hudson Energy Solar, a solar project development company operating in New Jersey, Pennsylvania and Massachusetts, brings renewable energy directly to consumers, enabling them to reduce their environmental impact and energy costs. HES installs solar systems on residential and commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. HES sells the energy generated by the solar panels back to the customer. This division will contribute to operating metrics through commodity sales, renewable energy credit offset sales and tax incentives. As of December 31, 2012, the division has made cumulative commitments of approximately $108.9 million with the status of the associated projects ranging from contracted to completed.

Adjusted EBITDA
For the three months ended December 31
(thousands of dollars, except per share amounts)
Fiscal 2013	Per share1	Fiscal 2012	Per share1
Reconciliation to consolidated statements of income
Profit (loss) for the period	$40,238	$0.28	$(97,386)	$(0.69)
Add:
Finance costs	19,692	16,377
Provision for income tax expense	9,547	(429)
Amortization	31,649	34,156
Profit attributable to non-controlling interest	74	124
EBITDA	$101,200	$0.70	$(47,158)	$(0.33)
Add (subtract):
Change in fair value of derivative instruments	(47,201)	110,721
Base EBITDA	$53,999	$0.37	$63,563	0.45
Add (subtract):
Selling and marketing expenses to add gross margin	20,763	26,600
Maintenance capital expenditures	(2,224)	(1,650)
Adjusted EBITDA	$72,538	$0.50	$88,513	$0.62
Adjusted EBITDA
Gross margin per financial statements	$142,497	$0.99	$147,407	$1.04
Add (subtract):
Administrative expenses	(36,711)	(31,308)
Selling and marketing expenses	(49,918)	(48,866)
Bad debt expense	(6,186)	(8,269)
Share-based compensation	(2,867)	(3,054)
Amortization included in cost of sales/selling and marketing expenses	8,280	6,308
Other income	740	2,299
Transaction costs	-	(1,078)
Proportionate share of loss from the joint venture	(1,910)	-
Profit attributable to non-controlling interest	74	124
Base EBITDA	$53,999	$0.37	$63,563	$0.45
Selling and marketing expenses to add gross margin	20,763	26,600
Maintenance capital expenditures	(2,224)	(1,650)
Adjusted EBITDA	$72,538	$0.50	$88,513	$0.62
Dividends/distributions
Dividends	$43,438	$42,962
Restricted share grant and deferred share grant distribution	1,198	972
Total dividends/distributions	$44,636	$0.31	$43,934	$0.31
Adjusted fully diluted average number of shares outstanding1	144.0	m	141.7	m

1The per share amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Adjusted EBITDA
For the nine months ended December 31
(thousands of dollars, except per share amounts)
Fiscal 2013	Per share	1	Fiscal 2012	Per share1
Reconciliation to consolidated statements of income
Profit for the period	$391,964	$2.73	$(49,748)	$(0.35)
Add (subtract):
Finance costs	57,540	44,509
Provision for income taxes	49,139	21,717
Amortization	91,548	109,304
Profit attributable to non-controlling interest	416	124
EBITDA	$590,607	$4.12	$125,906	$0.89
Add (subtract):
Change in fair value of derivative instruments	(493,554)	6,128
Base EBITDA	$97,053	$0.68	$132,034	$0.94
Add (subtract):
Selling and marketing expenses to add gross margin	73,559	47,073
Maintenance capital expenditures	(6,372)	(5,269)
Adjusted EBITDA	$164,240	$1.14	$173,838	$1.23
Adjusted EBITDA
Gross margin per financial statements	$373,991	$2.61	$344,229	$2.44
Add (subtract):
Administrative expenses	(108,081)	(88,366)
Selling and marketing expenses	(158,752)	(118,722)
Bad debt expense	(22,540)	(21,534)
Share-based compensation	(9,255)	(7,660)
Amortization included in cost of sales/selling and marketing expenses	21,326	19,743
Other income	5,718	5,298
Transaction costs	-	(1,078)
Proportionate share of loss from the joint venture	(5,770)	-
Profit attributable to non-controlling interest	416	124
Base EBITDA	$97,053	$0.68	$132,034	$0.94
Selling and marketing expenses to add gross margin	73,559	47,073
Maintenance capital expenditures	(6,372)	(5,269)
Adjusted EBITDA	$164,240	$1.14	$173,838	$1.23
Dividends/distributions
Dividends	$129,841	$128,204
Restricted share grant and deferred share grant distributions	3,594	3,026
Total dividends/distributions	$133,435	$0.93	$131,230	$0.93
Adjusted fully diluted average number of shares outstanding1	143.5	m	141.0	m

1The per share amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments is removed. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices. Just Energy ensures that the value of customer contracts is protected by entering into fixed-price supply contracts. Under IFRS, the value of the customer contracts is not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy.

For Adjusted EBITDA, selling and marketing expenses used to generate higher embedded gross margin are also removed along with maintenance capital expenditures being deducted. Management believes that Adjusted EBITDA is a useful measure of operating performance.

Adjusted EBITDA amounted to $72.5 million in the three months ended December 31, 2012, a decrease of 18% from $88.5 million in the prior comparable quarter. Gross margin decreased 3% overall with the increase in margin from NHS being offset by lower margin contributions from energy marketing, Momentis and TGF. Gross margin from energy marketing decreased by 1% with the 10% increase in customers offset by the inclusion in fiscal 2012 of $9.0 million in weather index derivative proceeds compared with $0.9 million in fiscal 2013 and lower gross margin per customer contribution from the commercial division.  TGF margins were $2.2 million for the quarter versus $6.5 million in the prior comparable period due to lower ethanol prices and higher feedstock costs.

Administrative expenses increased by 17% from $31.3 million to $36.7 million. The increase over the prior comparable quarter was due to growth of the energy marketing customer base as well as the costs associated with the expansion into the U.K.

Selling and marketing expenses for the three months ended December 31, 2012, were $49.9 million, a 2% increase from $48.9 million reported in the prior comparable quarter. This increase is attributable to the 10% increase in customer additions for energy marketing, offset by the 66% decrease in selling costs related to the network marketing division.  It is expected that Momentis will become a cash flow generator in fiscal 2014.

The selling and marketing expenses representing the costs associated with maintaining gross margin, which are deducted in Adjusted EBITDA, were $24.5 million for the three months ended December 31, 2012, 28% lower than $19.2 million in the prior comparable quarter. The increase was due to the fact there were a higher number of customers lost through attrition and failure to renew.

Bad debt expense was $6.2 million for the three months ended December 31, 2012, a 25% decrease from $8.3 million recorded for the prior comparable quarter. For the nine months ended December 31, 2012, the bad debt expense of $22.5 million represents approximately 2.1% of revenue in the jurisdictions where the Company bears the credit risk, down from the 2.5% of revenue reported for the nine months ended December 31, 2011. This improving trend is attributable to improving economic conditions in the Company’s key markets.

Dividends and distributions paid for the three months ended December 31, 2012, were $44.6 million, an increase of 2% from the prior comparable quarter as a result of a higher number of shares outstanding. The payout ratio on Adjusted EBITDA was 62% for the three months ended December 31, 2012 versus 50% in the third quarter of fiscal 2012.

For the nine months ended December 31, 2012, Adjusted EBITDA amounted to $164.2 million, a decrease of 6% from $173.8 million in the prior comparable period. For the current nine-month period, gross margin increased by 9%. Dividends and distributions for the nine months ended December 31, 2012, were $133.4 million, an increase of 2% from the prior comparative period. For the nine months ended December 31, 2012, the payout ratio on Adjusted EBITDA was 81% versus 75% in the prior comparable period.

For more information on the changes in the gross margin, please refer to “Segmented Adjusted EBITDA” on page 16 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 28 through 30.

EMBEDDED GROSS MARGIN
Management's estimate of the future embedded gross margin is as follows:
(millions of dollars)
	As at	As at	Dec. 2012 vs.		As at	Dec. vs.
	Dec. 31,	Dec. 31,	Dec. 2011		Sept. 30,	Sept. 2012
	2012	2011	variance		2012	variance
Canada energy marketing (C$)	$547.8	$587.7	(7	) %	$571.0	(4	) %
Home Services division (C$)	574.0	352.0	63%		510.7	12%
Canada total (C$)	1,121.8	939.7	19%		1,081.7	4%
U.S. energy marketing (US$)1	1,081.1	973.4	11%		1,065.7	1%
Total (C$)	$2,197.4	$1,929.7	14%		$2,129.5	3%

1U.S. energy marketing also includes embedded gross margin related to Momentis, HES and the U.K. operations.

Management’s estimate of the embedded gross margin amounted to $2,197.4 million as at December 31, 2012, an increase of 3% over the previous three months and an increase of 14% year over year. The embedded gross margin for Canadian operations increase by 4% in the quarter with 12% higher embedded gross margin from the Home Services division offsetting a decline in energy marketing due to lower than targeted consumer customer renewal rates consistent with recent trends. NH'S’s embedded gross margin represents the margin associated with the average remaining life of the customer contracts.

U.S. embedded gross margin increased 1% during the quarter from US$1,065.7 million to US$1,081.1 million. The growth in energy marketing embedded gross margin for the quarter was less than the 5% increase in U.S. customers largely because of the lower gross margin/RCE for commercial customers signed in the quarter versus the customers lost through attrition or failure to renew. Commercial customers, which make up a growing percentage of new additions, by design, have lower margins and shorter base contract terms than consumer customers. However, the addition of commercial customers also results in lower customer aggregation costs and lower annual customer servicing costs, neither of which is captured in embedded gross margin.

The U.S. dollar strengthened 1% against the Canadian dollar over the third quarter of fiscal 2013, resulting in an increase of $12.6 million in embedded gross margin within the U.S. book when stated in Canadian dollars.

Funds from Operations
For the three months ended December 31
(thousands of dollars, except per share amounts)			Per			Per
	Fiscal 2013		share1	Fiscal 2012		share1
Cash inflow from operations	$28,993		$0.20	$17,473		$0.12
Add:
Increase in non-cash working capital	9,360			33,998
Other	416			124
Income tax adjustment	(519)			22
Funds from Operations	$38,250		$0.27	$51,617		$0.36
Less: maintenance capital expenditures	(2,224)			(1,650)
Base Funds from Operations	$36,026		$0.25	$49,967		$0.35
Base Funds from Operations payout ratio	124%			88%
Add: selling and marketing expenses to add new gross margin	20,763			26,600
Adjusted Funds from Operations	$56,789		$0.39	$76,567		$0.54
Adjusted Funds from Operations payout ratio	79%			57%
Adjusted fully diluted average number of shares outstanding 1	144.0	m		141.7	m

1The per share amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Funds From Operations
For the nine months ended December 31
(thousands of dollars, except per share amounts)			Per			Per
	Fiscal 2013		share1	Fiscal 2012		Share1
Cash inflow from operations	$30,496		$0.21	$66,847		$0.47
Add:
Increase in non-cash working capital	22,821			43,293
Other	416			124
Tax adjustment	521			9,404
Funds from Operations	$54,254		$0.38	$119,668		$0.85
Less: maintenance capital expenditures	(6,372)			(5,269)
Base Funds from Operations	$47,882		$0.33	$114,399		$0.81
Base Funds from Operations payout ratio	279%			115%
Add: selling and marketing expenses to add new gross margin	73,559			47,073
Adjusted Funds from Operations	$121,441		$0.85	$161,472		$1.15
Adjusted Funds from Operations payout ratio	110%			81%
Adjusted fully diluted average number of shares outstanding1	143.5	m		140.0	m

1The per share amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Funds from Operations represents the cash available for distribution to the shareholders of Just Energy. For the three months ended December 31, 2012, Funds from Operations was $38.3 million, a 26% decrease from $51.6 million in the prior comparable quarter. Base Funds from Operations, which represents Funds from Operations reduced by the maintenance capital expenditures, was $36.0 million for the three months ended December 31, 2012, compared with $50.0 million in the third quarter of fiscal 2012.

 The lower Funds from Operations and Base Funds from Operations are due to the decrease in gross margin contributions from energy marketing and TGF as well as higher administrative and finance costs.

For the three months ended December 31, 2012, Adjusted Funds from Operations was $56.8 million, a decrease of 26% from $76.6 million in the prior comparable quarter. Payout ratios were 79% for the three months ended December 31, 2012, and 57% in the prior comparable quarter.

For the nine months ended December 31, 2012, Adjusted Funds from Operations was $121.4 million, a decrease from $161.5 million in the prior comparable period. Payout ratios were 110% for the nine months ended December 31, 2012, and 81% in the prior comparable period.  The increase in gross margin year over year was offset by higher operating expenses. Just Energy’s results from operations are seasonal with customer consumption being greater during the third and fourth quarters. Therefore, payout ratios are usually higher in the first and second quarters as a result of lower customer consumption.

Summary of quarterly results
(thousands of dollars, except per share amounts)
	Q3	Q2	Q1	Q4
	fiscal 2013	fiscal 2013	fiscal 2013	fiscal 2012
Sales	$733,847	$703,690	$646,074	$820,412
Gross margin	142,497	117,235	114,259	173,260
Administrative expenses	36,711	35,266	36,104	34,031
Finance costs	19,692	19,968	17,880	16,426
Profit (loss) for the period	40,238	23,087	328,639	(76,895)
Profit (loss) for the period per share – basic	0.29	0.17	2.36	(0.55)
Profit (loss) for the period per share – diluted	0.28	0.16	1.97	(0.55)
Dividends/distributions paid	44,636	44,409	44,390	44,152
Base EBITDA	53,999	27,881	15,173	76,948
Adjusted EBITDA	72,538	49,430	42,271	109,287
Base Funds from Operations	36,026	12,758	(903)	55,236
Adjusted Funds from Operations	56,789	35,427	29,224	88,170
Payout ratio on Base EBITDA	83%	159%	293%	57%
Payout ratio on Adjusted EBITDA	62%	90%	105%	40%
Payout ratio on Base Funds from Operations	123%	348%	NMF 1	80%
Payout ratio on Adjusted Funds from Operations	78%	125%	152%	50%

	Q3	Q2	Q1	Q4
	fiscal 2012	fiscal 2012	fiscal 2012	fiscal 2011
Sales	$738,614	$600,043	$626,200	$941,334
Gross margin	147,407	102,561	94,261	172,599
Administrative expenses	31,308	28,774	28,284	28,367
Finance costs	16,377	14,340	13,792	13,646
Profit (loss) for the period	(97,386)	(3,494)	51,132	37,119
Profit (loss) for the period per share – basic	(0.70)	(0.03)	0.37	0.27
Profit (loss) for the period per share – diluted	(0.70)	(0.03)	0.35	0.23
Dividends/distributions paid	43,934	43,691	43,605	43,208
Base EBITDA	63,563	38,604	29,867	109,282
Adjusted EBITDA	88,513	47,894	37,431	114,934
Base Funds from Operations	49,967	42,059	22,373	67,150
Adjusted Funds from Operations	76,567	52,401	32,504	75,215
Payout ratio on Base EBITDA	69%	113%	146%	40%
Payout ratio on Adjusted EBITDA	50%	91%	116%	38%
Payout ratio on Base Funds from Operations	88%	104%	195%	64%
Payout ratio on Adjusted Funds from Operations	57%	83%	134%	57%

1 Not a meaningful figure

Just Energy’s results reflect seasonality, as gas consumption is greatest during the third and fourth quarters (winter quarters). While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA, Adjusted EBITDA, Funds from Operations, Adjusted Funds from Operations and lower payout ratios in the third and fourth quarters and lower Base EBITDA, Adjusted EBITDA, Funds from Operations, Adjusted Funds from Operations and higher payout ratios in the first and second quarters. However, this impact has been lessened as current net customer additions are in electricity which traditionally experiences less seasonality than natural gas.

ANALYSIS OF THE THIRD QUARTER
Sales decreased by 1% quarter over quarter to $733.8 million from $738.6 million. Quarterly sales from energy marketing decreased by 1% versus the prior year, primarily as a result of lower customer contract prices offsetting an increase in the customer base.  NHS sales increased by 37% reflecting a 44% increase in customers and contractual price increases.  Sales at TGF were down 30% to $26.3 million due to lower ethanol prices and lower production.

Gross margin was $142.5 million, down 3% from a year earlier. The growth in gross margin from NHS was offset primarily by lower gross margin contributions from TGF and Momentis. Marginal declines were experienced in the energy marketing divisions.

The change in fair value of derivative instruments resulted in a gain of $47.2 million for the current quarter, in comparison with a loss of $110.7 million recorded in the third quarter of the prior fiscal year. Profit for the period ended December 31, 2012, was $40.2 million, representing earnings per share of $0.29 on a basic and $0.28 on an adjusted diluted basis.  For the prior comparable quarter, the loss was $97.4 million, representing a loss per share of $0.70 on both a basic and diluted basis. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers in the future at fixed prices, minimizing any impact of mark to market gains and losses. Trailing 12-month diluted earnings per share were $2.02 versus $(0.09) a year prior.

Adjusted EBITDA was $72.5 million for the three months ended December 31, 2012, an 18% decrease from $88.5 million in the prior comparable quarter. Base EBITDA (after all selling and marketing costs) decreased by 15% to $54.0 million for the three months ended December 31, 2012, down from $63.6 million in the prior comparable quarter. This was primarily, a result of lower energy margin driven by lower receipts from weather derivatives and lower margin per commercial customer.  Despite lower quarterly EBITDA, strong net customer additions led to higher future embedded gross margin at the end of the quarter.

Funds from Operations were lower than the prior comparable quarter as the available cash was utilized to fund new markets and strong customer additions with the resultant embedded gross margin growth.

Dividends/distributions paid were $44.6 million, an increase of 2% over the prior comparable quarter as a result of a higher number of shares outstanding. The payout ratio on Adjusted EBITDA was 62% for the three months ended December 31, 2012, compared with 50% in the prior comparable quarter.  The payout ratio on Adjusted Funds from Operations was 78% for the three months ended December 31, 2012, compared with 57% reported for the third quarter of fiscal 2012.

Segmented Adjusted EBITDA
For the three months ended December 31
					Fiscal 2013
	Energy		Home
	marketing	Ethanol	services	Other	Consolidated
Gross margin per financial statements	$127,236	$2,227	$9,507	$3,527	$142,497
Add (subtract):
Administrative expenses	(26,405)	(1,823)	(4,962)	(3,521)	(36,711)
Selling and marketing expenses	(44,739)	-	(1,260)	(3,919)	(49,918)
Bad debt expense	(6,184)	-	(2)	-	(6,186)
Share-based compensation	(2,559)	-	(296)	(12)	(2,867)
Amortization included in cost of sales/selling and marketing expenses	3,974	1,295	3,011	-	8,280
Other income	678	-	-	62	740
Proportionate share of loss from joint venture	(1,910)	-	-	-	(1,910)
Profit attributable to non-controlling interest	74	-	-	-	74
Base EBITDA	$50,165	$1,699	$5,998	$(3,863)	$53,999
Selling and marketing expenses to add gross margin	16,603	-	601	3,559	20,763
Maintenance capital expenditures	(1,862)	(172)	(186)	(4)	(2,224)
Adjusted EBITDA	$64,906	$1,527	$6,413	$(4,177)	$72,538

					Fiscal 2012
	Energy		Home
	marketing	Ethanol	services	Other	Consolidated
Gross margin per financial statements	$128,486	$6,466	$7,188	$5,267	$147,407
Add (subtract):
Administrative expenses	(25,679)	(1,426)	(2,968)	(1,235)	(31,308)
Selling and marketing expenses	(36,182)	-	(1,188)	(11,496)	(48,866)
Bad debt expense	(8,157)	-	(112)	-	(8,269)
Share based compensation	(2,553)	-	(501)	-	(3,054)
Amortization included in cost of sales/selling and marketing expenses	2,656	1,468	2,184	-	6,308
Other income	1,750	171	-	378	2,299
Transaction costs	(1,078)	-	-	-	(1,078)
Minority interest	124	-	-	-	124
Base EBITDA	$59,367	$6,679	$4,603	$(7,086)	$63,563
Selling and marketing expenses to add gross margin	14,331	-	773	11,496	26,600
Maintenance capital expenditures	(1,504)	(64)	(82)	-	(1,650)
Adjusted EBITDA	$72,194	$6,615	$5,294	$4,410	$88,513

Segmented Adjusted EBITDA
For the nine months ended December 31
	Fiscal 2013
	Energy		Home
	marketing	Ethanol	services	Other	Consolidated
Gross margin per financial statements	$325,229	$5,778	$27,222	$15,762	$373,991
Add (subtract):
Administrative expenses	(81,104)	(5,965)	(12,985)	(8,027)	(108,081)
Selling and marketing expenses	(127,740)	-	(3,612)	(27,400)	(158,752)
Bad debt expense	(22,496)	-	(44)	-	(22,540)
Share-based compensation	(7,548)	-	(1,166)	(541)	(9,255)
Amortization included in cost of sales/selling and marketing expenses	9,207	3,717	8,402	-	21,326
Other income	3,663	-	-	2,055	5,718
Proportionate share of loss from joint venture	(5,770)	-	-	-	(5,770)
Profit attributable to non-controlling interest	416	-	-	-	416
Base EBITDA	$93,857	$3,530	$17,817	$(18,151)	$97,053
Selling and marketing expenses to add gross margin	44,687	-	1,841	27,031	73,559
Maintenance capital expenditures	(5,751)	(393)	(212)	(16)	(6,372)
Adjusted EBITDA	$132,793	$3,137	$19,446	$8,864	$164,240

	Fiscal 2012
	Energy		Home
	marketing	Ethanol	services	Other	Consolidated
Gross margin per financial statements	$301,661	$15,223	$19,965	$7,380	$344,229
Add (subtract):
Administrative expenses	(69,055)	(6,249)	(9,305)	(3,757)	(88,366)
Selling and marketing expenses	(99,676)	-	(3,066)	(15,980)	(118,722)
Bad debt expense	(21,415)	-	(119)	-	(21,534)
Share-based compensation	(6,437)	-	(1,223)	-	(7,660)
Amortization included in cost of sales/selling and marketing expenses	9,491	4,314	5,938	-	19,743
Other income	4,604	171	-	523	5,298
Transaction costs	(1,078)	-	-	-	(1,078)
Profit attributable to non-controlling interest	124	-	-	-	124
Base EBITDA	$118,219	$13,459	$12,190	$(11,834)	$132,034
Selling and marketing expenses to add gross margin	29,103	-	1,990	15,980	47,073
Maintenance capital expenditures	(4,978)	(186)	(104)	(1)	(5,269)
Adjusted EBITDA	$142,344	$13,273	$14,076	$4,145	$173,838

Adjusted EBITDA amounted to $72.5 million for the three months ended December 31, 2012, an 18% decrease from $88.5 million in the prior comparable quarter. Energy marketing contributed $64.9 million to Adjusted EBITDA for the current quarter, down 10% from $72.2 million in the third quarter of fiscal 2012 due to the higher margin associated with the increase in customer base being offset by lower margin per commercial RCE on new customers than the margin for commercial customers lost through attrition and failure to renew. EBITDA was also impacted by the weak performance in the gas book during its seasonally strong third quarter. In addition, weather options generated $9.0 million in revenue in the third quarter of fiscal 2012 compared to $0.9 million in the current quarter.

Sales and marketing costs to replace lost customer embedded gross margin were higher in the third quarter of fiscal 2013 due to the higher number of customers lost through attrition and failure to renew. Just Energy’s Ethanol division, TGF, contributed $1.5 million to Adjusted EBITDA for the three months ended December 31, 2012, compared with the $6.6 million in Adjusted EBITDA in the prior comparable quarter as a result of higher wheat feedstock prices and lower ethanol prices combined with lower production in the current quarter.

NHS contributed $6.4 million to the consolidated Adjusted EBITDA for the third quarter of fiscal 2013, an increase of 21% from $5.3 million in the prior comparable quarter due to the higher gross margin resulting from an increasing customer base and a contractual price increase. The number of installed units has increased by 44% in the past year to 222,000 units. Just Energy’s other divisions, Momentis and HES, contributed a combined $(4.2) million to Adjusted EBITDA for the current quarter, a decrease from $4.4 million contributed for the three months ended December 31, 2011. The decrease is primarily a result of lower independent representatives signed in the current quarter for Momentis.

Adjusted EBITDA amounted to $164.2 million for the nine months ended December 31, 2012, a decrease of 6% from $173.8 million in the prior comparable period. Energy marketing contributed $132.8 million to Adjusted EBITDA, a decrease from $142.3 million in the nine months ended December 31, 2011. Just Energy’s Ethanol division, TGF, contributed $3.1 million to Adjusted EBITDA for the nine months ended December 31, 2012, compared with $13.3 million in Adjusted EBITDA in the prior comparable period as a result of lower ethanol prices and higher supply costs.

NHS contributed $19.4 million to the consolidated Adjusted EBITDA for the nine months ended December 31, 2012, an increase of 38% from $14.1 million in the prior comparable period due to the higher gross margin from an increasing customer base and higher monthly prices. Just Energy’s other divisions, Momentis and HES, contributed a combined $8.9 million to Adjusted EBITDA for the nine months ended December 31, 2012, an increase of 114% from $4.1 million contributed in the nine months ended December 31, 2011.

For further information on each division, please refer to “Energy marketing” included below, “Ethanol division (TGF)” on page 26, “Home Services division (NHS)” on page 25 and “Other divisions (Momentis and HES)” on page 27.

Energy marketing
Adjusted EBITDA for the three months ended December 31, 2012, amounted to $64.9 million, a 10% decrease from $72.2 million reported in the third quarter of fiscal 2012. Gross margin decreased by 1% quarter over quarter and in addition, Just Energy experienced higher operating expenses support the higher customer base and expansion into the U.K. In particular, higher selling and marketing costs were required to offset higher customer losses due to attrition and failure to renew.

For the nine months ended December 31, 2012, Adjusted EBITDA amounted to $132.8 million, a decrease of 7% compared to $142.3 million for the nine months ended December 31, 2011. The increase in gross margin for the nine months ended December 31, 2012, was offset by higher operating expenses as a result of the expanding customer base.

SALES AND GROSS MARGIN
For the three months ended December 31
(thousands of dollars)
	Fiscal 2013			Fiscal 2012
Sales	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$123,908	$96,544	$220,452	$131,787	$119,326	251,113
United States	96,866	373,858	470,724	122,371	312,856	435,227
	$220,774	$470,402	$691,176	$254,158	$432,182	$686,340
Increase (decrease)	(13)%	9%	1%

Gross margin	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$20,781	$25,019	$45,800	$24,568	$22,591	$47,159
United States	18,145	63,291	81,436	24,448	56,879	81,327
	$38,926	$88,310	$127,236	$49,016	$79,470	$128,486
Increase (decrease)	(21)%	11%	(1)%

For the nine months ended December 31
(thousands of dollars)
	Fiscal 2013			Fiscal 2012
Sales	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$232,442	$302,294	$534,736	$309,471	$365,037	$674,508
United States	176,820	1,239,966	1,416,786	238,942	914,126	1,153,068
	$409,262	$1,542,260	$1,951,522	$548,413	$1,279,163	$1,827,576
Increase (decrease)	(25)%	21%	7%

Gross margin	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$32,429	$78,410	$110,839	$48,793	$60,530	$109,323
United States	26,551	187,839	214,390	34,889	157,449	192,338
	$58,980	$266,249	$325,229	$83,682	$217,979	$301,661
Increase (decrease)	(30)%	22%	8%

Sales for the three months ended December 31, 2012, were $691.2 million, 1% higher than the $686.3 million reported in the prior comparable quarter. The sales increase was less than the customer base increase of 10% due to the gradual reduction in average price within the customer base, as new customers and customer renewals are at lower prices than those for customers expiring or lost through attrition.

Gross margin was $127.2 million for the quarter, a decrease of 1% from the $128.5 million earned during the three months ended December 31, 2011, reflecting a larger customer base offset by lower margins per commercial customers and total proceeds of weather options of $0.9 million in the current quarter versus $9.0 million in the prior comparable quarter.

For the nine months ended December 31, 2012, sales were $1,951.5 million, an increase of 7% from $1,827.6 million in the prior comparable period. Gross margin was $325.2 million for the nine months ended December 31, 2012, an increase of 8% from $301.7 million earned in the prior comparable period, reflecting the 10% increase in customer base.

GAS
Sales were $220.8 million for the three months ended December 31, 2012, down 13% from $254.2 million in the prior comparable quarter of fiscal 2012. Gross margins were $38.9 million for the third quarter of fiscal 2013, a decrease of 21% from $49.0 million recorded for the three months ended December 31, 2011. The decrease in the current quarter is primarily due to the lower consumption resulting from the 12% decrease in gas customer base year over year.

During the quarter, Just Energy entered into weather index derivatives up to March 31, 2013, with the intention of reducing gross margin fluctuations from extreme weather. As was the case in the prior comparable period, the overall weather in the third quarter was warmer than the average expected temperatures, and therefore, Just Energy is entitled to a payout as at quarter end. For the three months ended December 31, 2012, the payout to the Company based on the margin lost in the third quarter was approximately $0.9 million, as opposed to $9 million in the prior comparable quarter.

In addition, gross margin for the quarter was impacted by the changing customer split for the energy marketing customer base. As at December 31, 2012, gas customers consisted of 24% of the energy customer base, compared with 30% a year prior. While gross margin from the gas customers is typically highest in the third and fourth quarters, this impact is lessened in fiscal 2013 due to the decreasing number of gas customers and increasing number of electricity customers.

For the nine months ended December 31, 2012, sales were $409.3 million, a decrease of 25% from $548.4 million in the prior comparable period. Gross margin was $59.0 million for the nine months ended December 31, 2012, a decrease of 30% from $83.7 million earned in the prior comparable period. The decrease over the prior comparable period reflects lower selling prices and lower consumption due to the reduced customer base.

Canada
Canadian gas sales were $123.9 million, a decrease of 6% from $131.8 million recorded for the three months ended December 31, 2011. Sales reflected both an 8% decrease in the customer base and lower selling prices as maturing high priced contracts were replaced by those at current market rates. Gross margin totalled $20.8 million, down 15% from the prior comparable quarter. The decrease over the prior comparable period reflects the decrease in customer base, lower margins per commercial customer and consumer renewals at lower margins than expiring contracts.

For the nine months ended December 31, 2012 sales and gross margin were $232.4 million and $32.4 million respectively, representing decreases of 25% in sales and 34% in gross margin over the comparable period of fiscal 2012. The decreases are attributable to the impact from lower customer margins and the decrease in customer base, as well as losses on the sale of excess gas released through final LDC reconciliations in the first and second quarters resulting from the milder temperatures last winter.

After allowance for balancing, realized average gross margin per customer (“GM/RCE”) for the rolling 12 months ended December 31, 2012, amounted to $156 per RCE compared to $171 per RCE for the prior comparable period. The GM/RCE value includes an appropriate allowance for a bad debt expense in British Columbia and Alberta.

United States
For the three months ended December 31, 2012, gas sales totalled $96.9 million, a decrease of 21% from $122.4 million in the prior comparable period. Gross margin for the gas markets in the U.S. decreased to $18.1 million, a 26% decrease versus $24.4 million reported in the third quarter of fiscal 2012. Total gas customers in the U.S. decreased by 15% during the past year primarily due to a single low margin 75,000 RCE customer that did not renew during the second quarter. The lower commodity price environment and its impact on recently signed customers that were signed at lower contract prices also contributed to the decline in gas sales in the U.S. over the prior comparable period. There was also a decline in the consumer gas customer base reflecting the continued impact of low gas prices and Just Energy’s focus on shifting resources to electricity-oriented markets.

For the nine months ended December 31, 2012, gas sales were $176.8 million, a decrease of 26% from $238.9 million in the prior comparable period.  Gross margin was $26.6 million, a decrease of 24% as compared to $34.9 million for the nine months ended December 31, 2011.  This decrease reflects the lower customer base as well as the impact from the sale of excess gas in the first and second quarters due to the prior year’s warm winter in the current period.

Average realized gross margin after all balancing costs for the rolling 12 months ended December 31, 2012, was $110 per RCE, a decrease from $151 per RCE for the prior comparable quarter. In addition to the impact from weather, a higher proportion of commercial customers were added, which have lower margins per RCE by design. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Georgia, Michigan and California.

ELECTRICITY
Sales for the three months ended December 31, 2012, were $470.4 million, an increase of 9% from $432.2 million for the three months ended December 31, 2011. Gross margin was $88.3 million, up 11% from $79.5 million in the prior comparable quarter. The number of electricity customers has increased by 19% during the past year.

For the nine months ended December 31, 2012, sales were $1,542.3 million, an increase of 21% from $1,279.2 million, and gross margin was $266.2 million, up 22% from $218.0 million in the prior comparable period.

Canada
Electricity sales were $96.5 million for the three months ended December 31, 2012, a decrease of 19% from the prior comparable period due to a 4% decline in RCEs as well as new variable rate products with five-year term features offered at lower sales prices. Gross margin increased 11% to $25.0 million, compared to $22.6 million in the prior comparable quarter. Gross margin increased largely due to higher margins associated with the JustGreen product offerings as well as pricing on attractive variable rate products.

For the nine months ended December 31, 2012, sales were $302.3 million, a decrease of 17% from $365.0 million, and gross margin was $78.4 million, up 30% from $60.5 million in the prior comparable period.

Realized average gross margin per customer in Canada after all balancing and including acquisitions for the rolling 12 months ended December 31, 2012, amounted to $177 per RCE, an increase from $122 per RCE in the prior comparable period.  The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States
Electricity sales in the U.S. were $373.9 million for the three months ended December 31, 2012, an increase of 19% from $312.9 million in the prior comparable period. Gross margin for electricity in the U.S. was $63.3 million, an 11% increase from $56.9 million recorded in the three months ended December 31, 2011. Driving sales and margin growth was the 27% increase in customer base during the past year, as a result of strong additions through marketing. Commercial customer margins were lower in the period and this offset strong margins from residential JustGreen additions.

For the nine months ended December 31, 2012, electricity sales were $1,240.0 million, an increase of 36% from $914.1 million in the prior comparable period.  Gross margin was $187.8 million, an increase of 19% as compared to $157.4 million recorded for the nine months ended December 31, 2011.

Average gross margin per customer for electricity during the rolling 12 months decreased to $115 per RCE, compared to $127 per RCE in the prior comparable period, as a result of a higher proportion of commercial customers, added which have lower margins per RCE by design. In addition, there has been some margin compression in the Texas markets driven by heightened competition.  The GM/RCE value for Texas, Pennsylvania, Massachusetts, Illinois and California includes an appropriate allowance for bad debt expense.

Long-term energy customer aggregation
	October 1,			Failed to	December 31,	% increase	December 31,	% increase
	2012	Additions	Attrition	renew	2012	(decrease)	2011	(decrease)
Natural gas
Canada	557,000	20,000	(11,000)	(42,000)	524,000	(6)%	571,000	(8)%
United States	469,000	47,000	(28,000)	(7,000)	481,000	3%	566,000	(15)%
Total gas	1,026,000	67,000	(39,000)	(49,000)	1,005,000	(2)%	1,137,000	(12)%
Electricity
Canada	660,000	25,000	(15,000)	(22,000)	648,000	(2)%	678,000	(4)%
United States	2,331,000	246,000	(57,000)	(59,000)	2,461,000	6%	1,943,000	27%
United Kingdom	7,000	3,000	-	-	10,000	43%	-	-
Total electricity	2,998,000	274,000	(72,000)	(81,000)	3,119,000	4%	2,621,000	19%
Combined	4,024,000	341,000	(111,000)	(130,000)	4,124,000	2%	3,758,000	10%

Gross customer additions for the quarter were 341,000, up 10% from the 310,000 customers added through marketing in the third quarter of fiscal 2012. Net additions from marketing were 100,000 for the quarter versus 115,000 net customers added in the prior comparable quarter.

Consumer customer additions amounted to 150,000 for the quarter, a 34% increase from 112,000 gross customer additions recorded in the prior comparable quarter. Commercial customer additions were 191,000 for the quarter, a 4% decrease from 198,000 gross customer additions in the third quarter of the previous fiscal year. The broker sales channel continues to expand across Just Energy’s existing markets.

Total gas customers decreased by 2% for the quarter, with the Canadian gas customer base decreasing by 6% while U.S. gas customers increased by 3%. The extended period of low, stable gas prices has reduced the consumer customer appetite for the stability of higher priced long-term fixed contracts.  As a result, Just Energy has moved to a variety of consumer products that provide different value propositions in the current environment, with variable and monthly flat rate contracts being well received while spot market prices remain stable.  Management believes that holding the overall gas customer base flat in this environment is a positive result.

Total electricity customers were up 4% during the quarter, with a 6% growth in the U.S. market, a 2% decrease in the Canadian market and a 43% increase in the U.K. market. The growth in the U.S. is a result of strong additions, while the Canadian electricity market, particularly in Ontario, continues to face competitive challenges due to low utility pricing. The Commercial division launched its U.K. operations during the second quarter of fiscal 2013.

JUSTGREEN
Sales of JustGreen products remain stable despite premium pricing in a low-price environment. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. Grant Thornton LLP conducted a review of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases Report for the period from January 1, 2011, through December 31, 2011, validating the match of Just Energy’s renewable energy and carbon offset purchases against customer contracts. Just Energy will have a similar review conducted for calendar 2012. Just Energy has contracts with over 70 carbon offset and renewable energy projects across North America and is actively pursuing new projects to meet our growing demand for green energy alternatives. Just Energy purchases help developers finance their projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, Quebec, British Columbia, Alberta, Michigan, New York, Ohio, Illinois, New Jersey, Maryland and Pennsylvania. JustGreen electricity is sold in Ontario, Alberta, New York, Texas and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 26% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 77% of their consumption as green supply. In comparison, the third quarter of fiscal 2012 reported that 33% of consumer customers who contracted with Just Energy in the previous year chose to include JustGreen for an average of 87% of their consumption.  The reduction in green take-up is primarily related to the high premium on the product in a low commodity price environment for Just Energy’s gas consumers.  Overall, JustGreen now makes up 10% of the Consumer gas portfolio, up from 9% a year ago. JustGreen makes up 12% of the Consumer electricity portfolio, the same as a year ago.

ATTRITION
	Trailing	Trailing	Trailing
	12-month	12-month	12-month
	attrition	attrition	attrition
	December 31, 2012	December 31, 2011	September 30, 2012
Natural gas
Canada	9%	10%	10%
United States	26%	21%	25%
Electricity
Canada	10%	10%	10%
United States	12%	13%	13%
Total attrition	13%	14%	14%

Attrition rates decreased year over year and versus the last quarter to 13% from 14% as most customers that signed in the past three years are on prices consistent with current market prices. The attrition from these customers and their eventual renewal will be assisted by this pricing; in addition, there are generally lower attrition rates among the growing base of commercial customers.

Natural gas
The annual natural gas attrition in Canada was 9% for the rolling 12 months, slightly lower than with attrition rates reported one year ago and in the second quarter. In the U.S., annual gas attrition was 26%, an increase from 21% experienced in the prior comparable quarter and higher than the 25% reported in the second quarter due to increased competition.

Electricity
The annual electricity attrition rate in Canada was 10%, equal to the 10% attrition rates reported in the prior year and in the second quarter. Electricity attrition in the U.S. was 12% for the rolling 12-months, a decrease of 1% from the attrition reported in the same comparable period in fiscal 2012 and the second quarter due to the increasing commercial customer base, which has historically experienced lower attrition rates.

RENEWALS
	Consumer		Commercial
	Trailing	Trailing	Trailing	Trailing
	12-month	12-month	12-month	12-month
	renewal	renewal	renewal	renewal
	December 31 , 2012	December 31, 2011	December 31, 2012	December 31, 2011
Natural gas
Canada	50%	60%	55%	47%
United States	84%	89%	9%	61%
Electricity
Canada	48%	50%	64%	57%
United States	84%	71%	84%	66%

Total renewals - Consumer and Commercial divisions	69%	62%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Management’s targeted renewal rates for consumer customers are in the range of 70% overall, assuming commodity price volatility remains low. Overall, renewal rates were in line with this target at 69%, up from 62% a year earlier.

The renewal rates for Canadian gas and electricity continue to be impacted by the current large spread between the Just Energy five-year price and the utility spot price. The long period of stable low prices has reduced customer interest in renewing at higher fixed prices. Just Energy is focused on variable-price offerings in order to improve renewal rates. It is anticipated that Canadian renewal rates will improve towards target levels as more customers begin to renew their current market priced contracts.

Renewal rates for commercial customers are expected to be more volatile than those of consumer customers as a commercial renewal is often a function of a competitive bid process and these customers regularly change suppliers. This was the case for the U.S. gas market, where the renewal rate was 9%, primarily due to one low margin customer representing 75,000 RCEs, failing to renew its contract during the second quarter of fiscal 2013.

Gas and electricity contract renewals
This table shows the percentage of customers up for renewal in each of the following fiscal periods:

		Canada -
	Canada – gas	electricity	U.S. - gas	U.S. - electricity
Remainder of 2013	9%	6%	5%	8%
2014	23%	17%	18%	33%
2015	19%	12%	10%	14%
2016	22%	23%	13%	13%
Beyond 2016	27%	42%	54%	32%
Total	100%	100%	100%	100%

Note: All month-to-month customers, which represent 358,000 RCEs, are excluded from the table above.

Gross margin earned through marketing efforts

The table on the next page depicts the annual margins on contracts of consumer and commercial customers signed during the quarter. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen.

ANNUAL GROSS MARGIN PER CUSTOMER1
		Number of
	Q3 Fiscal 2013	customers
Consumer customers added in the period
- Canada – gas	$192	8,000
- Canada - electricity	140	11,000
- United States - gas	165	43,000
- United States – electricity	173	88,000
Average annual margin	169	150,000
Consumer customers renewed in the period
- Canada - gas	$124	9,000
- Canada - electricity	164	20,000
- United States - gas	184	10,000
- United States – electricity	203	34,000
Average annual margin	180	73,000
Consumer customers lost in the period
- Canada – gas	$192	43,000
- Canada – electricity	150	22,000
- United States – gas	167	28,000
- United States – electricity	194	51,000
Average annual margin	182	144,000

Commercial customers added in the period	$64	191,000
Commercial customers lost in the period	$94	97,000

1 Customer sales price less cost of associated supply and allowance for bad debt.

Home Services division (“NHS”)
NHS provides Ontario and Quebec residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners. NHS continued its customer growth with installations for the quarter of 6,000 water heaters and 2,000 air conditioners and furnaces, compared with 9,000 water heaters and 1,000 air conditioner and furnace units installed in the prior comparable quarter. NHS currently markets through approximately 260 independent contractors.

During the three months ended December 31, 2012, NHS completed the acquisition of the equipment and related customer contracts from morEnergy Services Inc. (“morEnergy”) for approximately $9.5 million. The acquisition was primarily financed through additional funding from Home Trust Company (“HTC”). Included in the acquisition were the equipment and customer contracts related to 26,000 water heaters and 1,000 air conditioner and furnace units with an average remaining life of 7 years.

As of December 31, 2012, the installed customer base, including water heaters, furnaces and air conditioners, amounted to 222,000, an increase of 44% from the installed customer base of 154,000 as at December 31, 2011.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of dividends, separate non-recourse financing of this capital is appropriate. NHS entered into a long-term financing agreement with for the funding of the water heaters, furnaces and air conditioners in Enbridge Gas and Union Gas distribution territories with HTC. Under the HTC agreement, NHS receives funds equal to the amount of the five-, seven- or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is currently 7.99%. HTC is then paid an amount that is equal to the customer rental payments on the water heaters for the next five, seven or ten years as applicable. The funding received from HTC up to December 31, 2012, was $311.2 million. As at December 31, 2012, the balance outstanding was $218.7 million, with an average term of 6.2 years.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund dividends. The result will be an asset that will generate strong cash returns following repayment of the HTC financing. The embedded gross margin within the NHS contracts grew 12% to $574.0 million during the quarter, up from $510.7 million as at September 30, 2012.

Just Energy has started selling thermostats through its Consumer Division and NHS utilizing JE’s 15% ownership in ecobee. The thermostats are currently being marketed through a cross-sell opportunity to Just Energy’s existing customer base in Ontario and Texas as well as in bundled product offering with commodity or air conditioner/furnace rentals. This new initiative was launched late in the third quarter with 2,400 installations completed as of December 31, 2012.

RESULTS OF OPERATIONS
For the three months ended December 31, 2012, NHS had gross margin of $9.5 million, an increase of 32% from $7.2 million reported in the prior comparable quarter. The increase in gross margin was higher due to the fact that the installed base increased by 44% during the past year. Administrative costs, which relate primarily to administrative staff compensation and warehouse expenses, were $5.0 million for the three months ended December 31, 2012, an increase of 67% quarter over quarter due to the larger customer base and the expansion into Quebec as well as a restructure of in management compensation.

Adjusted EBITDA for the Home Services division for the third quarter of fiscal 2013 amounted to $6.4 million, an increase of 21% from $5.3 million in the prior comparable quarter. This increase is attributable to the increase in gross margin associated with the continued strong growth in the installed customer base.

Finance costs amounted to $4.0 million for the three months ended December 31, 2012, an increase from $2.6 million expensed during the third quarter of fiscal 2012. NHS financing was $218.7 million as at December 31, 2012, an increase of 49% from a year prior.

For the nine months ended December 31, 2012, NHS had sales of $35.6 million, up 39% compared with $25.6 million, and gross margin was $27.2 million, an increase from $20.0 million in the prior comparable period. Adjusted EBITDA for the Home Services division for the nine months ended December 31, 2012, amounted to $19.4 million, an increase of 38% from $14.1 million in the prior comparable period. The increase in Adjusted EBITDA is a result of the increase in installed units as well as higher revenue contribution from the furnace and air conditioner units added in the past year.

Ethanol Division (TGF)
For the three months ended December 31, 2012, the plant achieved an average production capacity of 75%, a decrease from average production capacity of 84% in the same quarter in the prior fiscal year. During the current quarter, production was impacted by plant shutdowns for both scheduled and unscheduled maintenance.

Ethanol prices were, on average, $0.68 per litre a decrease of 11% from the prior comparable quarter and wheat prices averaged $258 per metric tonne for the three months ended December 31, 2012. For the prior comparable quarter, average ethanol prices were $0.76 per litre and wheat prices were $207 per metric tonne. As at December 31, 2012, ethanol was priced at $0.58 per litre.

RESULTS OF OPERATIONS
For the three months ended December 31, 2012, TGF had sales of $26.3 million, a 30% decrease from $37.5 million in the prior comparable quarter. The decrease in sales is a result of lower ethanol prices and lower production during the current quarter. Gross margin amounted to $2.2 million, a decrease of 66% from $6.5 million in the prior comparable quarter as a result of higher wheat prices in the current quarter. During the third quarter in fiscal 2013, the plant produced 28.2 million litres of ethanol and 25,861 metric tonnes of DDG, resulting in a productive capacity of 75%. In the prior comparable quarter, TGF produced 31.6 million litres of ethanol and 27,159 metric tonnes of DDG and experienced an average production capacity of 84%.

For the nine months ended December 31, 2012, TGF sales were $79.1 million, down 24% from $104.1 million in the prior comparable period.  Gross margin was $5.8 million, a decrease from $15.2 million for the nine months ended December 31, 2011.

Adjusted EBITDA for the Ethanol division for the third quarter of fiscal 2013 amounted to $1.5 million, in comparison with $6.6 million in the prior comparable quarter. This decrease is directly attributable to the decrease in gross margin associated with lower ethanol prices and higher wheat prices than what was experienced in the prior comparable quarter. For the nine months ended December 31, 2012, Adjusted EBITDA was $3.1 million, a decrease from $13.3 million reported for the prior comparable period.

TGF receives a federal subsidy related to the ecoEnergy for Biofuels Agreement initially signed on February 17, 2009, based on the volume of ethanol produced. The subsidy is $0.07 per litre for fiscal 2013. The subsidy amount declines through time to $0.05 per litre of ethanol produced in fiscal 2015, the last year of the agreement.

Other divisions (Network Marketing and Solar)
Adjusted EBITDA generated by Just Energy’s other divisions amounted to $(4.2) million, a decrease from $4.4 million in the prior comparable quarter. The decrease from the prior year is a result of a decrease in gross margin from $5.3 million to $3.5 million due to fewer independent representatives signed in the current quarter than the prior year. For the nine months ended December 31, 2012, Adjusted EBITDA was $8.9 million, up from $4.1 million in the prior comparable period.

NETWORK MARKETING (MOMENTIS)
Gross margin for the three months ended December 31, 2012, amounted to $3.5 million, down from $5.3 million in the prior comparable quarter. The gross margin relates to revenue generated by initial registration fees and website fees paid by new independent representatives as well as revenue generated by the sale of third party products, less the related cost of sales. During the quarter, an additional 3,500 independent representatives joined Momentis, versus 14,200 independent representatives added in the prior comparable quarter. In addition to the energy contracts sold, Momentis has sold other related products equivalent to 7,000 RCEs in the three months ended December 31, 2012.

Selling and marketing expenses amounted to $3.9 million for the three months ended December 31, 2012, representing the commission earned by independent representatives as well as other overhead costs, a decrease from the $11.5 million expensed in the prior comparable quarter, the majority of which related to upfront costs for building this channel. The commission costs paid to independent representatives are recognized immediately although the gross margin will not be recognized until future periods. These costs are added back as marketing expenses to add gross margin in the calculation of Adjusted EBITDA.

For the nine months ended December 31, 2012, gross margin was $15.1 million, an increase of 105% from $7.4 million in fiscal 2012. Gross margin increased in year over year as the vast majority of the gross margin for fiscal 2012 was earned in the third quarter with the accelerated growth of adding 14,200 independent representatives in a three month period.

SOLAR (HES)
As at December 31, 2012, the division has made cumulative commitments of $108.9 million, with projects ranging from contracted to completed. The number of total projects has remained unchanged from September 30, 2012, but within the third quarter, approximately $10 million of projects were completed. During the quarter, HES entered into an additional financing agreement consisting of construction financing and debt financing.  As of December 31, 2012, $17.9 million has been financed using the credit facility and construction financing.

Overall consolidated results

ADMINISTRATIVE EXPENSES
For the three months ended December 31, 2012, administrative expenses were $36.7 million, an increase of 17% from $31.3 million in the prior comparable quarter. For the nine months ended December 31, 2012, administrative expenses were $108.1 million, an increase of 22% compared with the prior comparable period.

	Three months	Three months		Nine months	Nine months
	ended	ended	%	ended	ended	%
	December 31,	December 31,	increase	December 31,	December 31,	increase
	2012	2011	(decrease)	2012	2011	(decrease)
Energy marketing	$26,405	$25,679	3%	$81,104	$69,055	17%
NHS	4,962	2,968	67%	12,985	9,305	40%
TGF	1,823	1,426	28%	5,965	6,249	(5)%
Other	3,521	1,235	185%	8,027	3,757	114%
Total administrative expenses	$36,711	$31,308	17%	$108,081	$88,366	22%

Energy marketing administrative costs were $26.4 million for the third quarter of fiscal 2013, an increase of 3% from $25.7 million for the three months ended December 31, 2011. The increase was driven by a 10% increase in customers from a year earlier, offset by economies of scale. For the nine months ended December 31, 2012, administrative expenses for energy marketing were $81.1 million, an increase of 17% from $69.1 million in the prior comparable period. The year to date increase was a result of higher overhead associated with the Fulcrum acquisition, and expansion into new markets and the larger customer base.

Administrative expenses for NHS and Other (Network Marketing and Solar divisions) for the third quarter of fiscal 2013 were $5.0 million and $3.5 million, respectively, both reflecting an increase from the prior comparable period as a result of the growth in operations during the past year and a restructuring of NHS management compensation. For the nine months ended December 31, 2012, the administrative expenses for NHS and Other were $13.0 million and $8.0 million, respectively, compared with $9.3 million and $3.8 million in the prior comparable period. TGF expenses were $6.0 million, for the nine months ended December 31, 2012 a decrease from $6.2 million in the prior comparable period.

SELLING AND MARKETING EXPENSES
Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $49.9 million, an increase of 2% from $48.9 million in the third quarter of fiscal 2012.

New customers signed by the sales force totalled 341,000 during the third quarter of fiscal 2013, an increase of 10% compared to 310,000 customers added through our sales channels in the prior comparable quarter. The increase in selling and marketing costs was less than the increase in customers due to lower marketing expenses associated with the network marketing division, which had experienced significant upfront costs associated with its rapid expansion in the prior comparable quarter. In addition, there were lower sales and marketing costs related to Momentis in the current period as the third quarter of fiscal 2012 was a period of rapid expansion with a number of incentives in place. For the nine months ended December 31, 2012, selling and marketing expenses amounted to $158.8 million, an increase of 34% from $118.7 million in the prior comparable period, due to a 32% increase in customer additions as well as $11.1 million in additional expenditures related to Momentis due to its growth commencing in the second quarter of the prior year.

Commissions related to obtaining and renewing broker commercial contracts are paid all or partially upfront or as residual payments over the life of the contract. If the commission is paid all or partially upfront, the amortization is included in selling and marketing expenses at the time the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned. Of the current total commercial customer base, approximately 84% are commercial broker customers and approximately 71% of these commercial brokers are being paid recurring residual payments.

During the three months ended December 31, 2012, $3.1 million in commission-related expenses for energy marketing were capitalized to contract initiation costs. Of the capitalized commissions, $0.4 million represents commissions paid to maintain gross margin and therefore is included in the maintenance capital deducted in the Adjusted EBITDA calculation. For the nine months ended December 31, 2012, $9.8 million in contract initiation costs were capitalized with $2.2 million of costs being included in the maintenance capital deducted in Adjusted EBITDA.

Selling and marketing expenses to maintain gross margin were $24.5 million for the three months ended December 31, 2012, an increase of 28% from $19.2 million for the third quarter in fiscal 2012 as a result of more customers up for renewal and associated costs offset by the lower commission per customer and higher commercial customer additions. For the nine months ended December 31, 2012, the selling and marketing expenses to maintain embedded gross margin amounted to $74.2 million, an increase of 21% from $61.1 million in the prior comparable period.

Selling and marketing expenses to add new gross margin takes the portion of costs that were required to create the increase in embedded gross margin during the period. This measure increased $67.9 million in the quarter. Expenditures from home services, energy marketing and network marketing resulted in this net growth. Selling and marketing expenses to add new gross margin in the three months ended December 31, 2012, totalled $20.8 million, of which $3.6 million related to the building of the Network Marketing division.  In the prior comparable quarter, $26.6 million was spent to increase embedded gross margin.

For the nine months ended December 31, 2012, selling and marketing expenses to add embedded gross margin amounted to $73.6 million, in comparison with $47.1 million in the first nine months of fiscal 2012. Total embedded gross margin was up $267.7 million in the 12 months ended December 31, 2012, showing the high returns Just Energy realizes on these expenditures.

In contrast to door-to-door marketing, there is an initial cost of building the Momentis channel as a result of the expansion of an independent representative base that will contribute to the number of customers on a go-forward basis. This cost is expensed immediately, with the margin for customer aggregation recognized over future periods. The customers signed by independent representatives are not customers that would normally have been signed by the traditional door-to-door marketing channel and typically experience lower attrition and better renewal rates. It is expected that this division will become a cash flow generator in fiscal 2014.

Selling and marketing expenses included in Base EBITDA exclude amortization related to the contract initiation costs for Hudson, Fulcrum and NHS. For the three months ended December 31, 2012, the amortization amounted to $4.6 million, an increase of 51% from $3.1 million reported in the prior comparable period.

Aggregation costs per customer for the nine months ended December 31, 2012, for residential and commercial customers signed by independent representatives and commercial customers signed by brokers were as follows:

Commercial
	Residential	Commercial	Broker (annual)
Natural gas
Canada	$245/RCE	$100/RCE	$21/RCE
United States	$154/RCE	$129/RCE	$28/RCE
Electricity
Canada	$236/RCE	$169/RCE	$47/RCE
United States	$140/RCE	$143/RCE	$31/RCE
Average aggregation costs	$158/RCE	$132/RCE	$31/RCE

For the prior comparable year, total aggregation costs per residential, commercial and commercial brokers were $203/RCE, $122/RCE and $34/RCE, respectively. The lower costs per RCE reflects the growth of lower cost aggregation channels for both residential and commercial customers.

BAD DEBT EXPENSE
In Illinois, Alberta, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the nine months ended December 31, 2012, Just Energy was exposed to the risk of bad debt on approximately 51% of its sales.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended December 31, 2012, was $6.2 million, a decrease of 25% from $8.3 million expensed for the prior quarter ended December 31, 2011. The bad debt expense decrease reflected improved economic conditions in key markets and tight credit control. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency.

For the nine months ended December 31, 2012, the bad debt expense of $22.5 million represents 2.1% of revenue, lower than the 2.5% reported for the prior comparable period with $30.3 million of bad debt expense.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue from markets where the Company bears credit risk. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

FINANCE COSTS
Total finance costs for the three months ended December 31, 2012, amounted to $19.7 million, an increase of 20% from $16.4 million recorded in the third quarter of fiscal 2012, reflecting higher drawings on the credit facility and additional funding from HTC and HES financing.

For the nine months ended December 31, 2012, finance costs amounted to $57.5 million, an increase of 29% from $44.5 million in finance costs for the prior comparable period. The increase is a result of interest associated with the $100m convertible shares issued to fund the Fulcrum acquisition in September 2011 as well as higher interest costs for the credit facility and for NHS and HES financing.

FOREIGN EXCHANGE
Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended December 31, 2012, a foreign exchange unrealized gain of $3.4 million was reported in other comprehensive income versus a loss of $9.4 million in the prior comparable quarter. For the nine months ended December 31, 2012, a foreign exchange unrealized loss of $4.1 million was recorded compared to the gain of $6.1 million in the prior comparable period.

Overall, a weaker U.S. dollar decreases the value of sales and gross margin in Canadian dollars but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada.  U.S. cross border cash flow is forecasted, and hedges for cross border cash flow are placed.

PROVISION FOR INCOME TAX
(thousands of dollars)
	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Current income tax provision (recovery)	$598	$987	$1,376	$(3,174)
Deferred tax provision (recovery)	8,949	(1,416)	47,763	24,891
Provision for (recovery of) income tax	$9,547	$(429)	$49,139	$21,717

Just Energy recorded a current income tax expense of $0.6 million for the third quarter of this fiscal 2013 versus a $1.0 million current tax expense in the same period of fiscal 2012. A current tax expense of $1.4 million has been recorded for the nine-month period of fiscal 2013, versus a current tax recovery of $3.2 million for the same period last year.  The increase in current tax expense is mainly due to higher U.S. state income tax expense recorded during this period.

During the first nine months of this fiscal year, a deferred tax expense of $47.8 million has been recorded, versus a deferred tax expense of $24.9 million in the same period of fiscal 2012.  The additional deferred tax expense is a result of a further decline of the cumulative mark to market losses from financial instruments as a result of a change in fair value of these derivative instruments during this period.

Just Energy is taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. Canadian corporations under Just Energy are subject to a tax rate of approximately 26%.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates.  A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Liquidity and capital resources
SUMMARY OF CASHFLOWS
(thousands of dollars)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Operating activities	$28,993	$17,473	$30,496	$66,847
Investing activities	(47,623)	(120,313)	(133,024)	(162,724)
Financing activities, excluding dividends	46,059	37,405	203,547	167,504
Effect of foreign currency translation	(193)	(2,351)	(992)	(2,207)
Increase (decrease) in cash before distributions	27,236	(67,786)	100,027	69,420
Dividends/distributions (cash payments)	(34,511)	(33,533)	(119,957)	(104,398)
Decrease in cash	(7,275)	(101,319)	(19,930)	(34,978)
Cash and cash equivalents – beginning of period	40,565	163,974	53,220	97,633
Cash and cash equivalents – end of period	$33,290	$62,655	$33,290	$62,655

OPERATING ACTIVITIES
Cash inflow from operating activities for the three months ended December 31, 2012, was $29.0 million, compared with the cash inflow of $17.5 million in the prior comparable quarter. The increase is due to an improved working capital position quarter over quarter. For the nine months ended December 31, 2012, cash inflow from operating activities was $30.5 million, a decrease of 54% from $66.8 million reported for the prior comparable period.

INVESTING ACTIVITIES
Just Energy purchased capital assets totalling $34.4 million during the third quarter of the fiscal year, an increase from $21.1 million in the third quarter of the prior fiscal year. Just Energy’s capital spending related primarily to installations for the Home Services and Solar divisions. Contract initiation cost additions amounted to $6.8 million for the three months ended December 31, 2012, an increase from $5.4 million recorded in the prior comparable quarter.  The increase is a result of continued growth of the Commercial and Home Services divisions.

FINANCING ACTIVITIES
Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. During the three months ended December 31, 2012, $127.8 million in long-term debt was issued, with the majority relating to the issuance of $105 million in secured notes financing along with additional financing in our Home Services and Solar divisions, with repayments of long-term debt amounting to $74.8 million for the current quarter. In the prior comparable quarter, $104.9 million was issued in long-term debt relating to the credit facility and NHS financing with $56.8 million being repaid.

For the nine months ended December 31, 2012, $408.1 million was issued in long-term debt with repayments amounting to $200.7 million, resulting in net borrowing of $207.4 million, primarily related to the issuance of the $105 million secured notes, the increase in the credit facility and additional financing for both the Home Services and Solar divisions.  For the nine months ended December 31, 2011, $353.0 million was issued in long-term debt with $176.2 million being repaid, resulting in net borrowings of $176.7 million. The issuance of long-term debt was primarily related to the $100m convertible debentures issued to finance the Fulcrum acquisition.

As of December 31, 2012, Just Energy had a credit facility of $370 million expiring on December 31, 2013. The increase in credit facility withdrawals was to support the customer additions in energy marketing, as well as the expansion into new markets. As Just Energy continues to expand, the need to fund working capital and collateral posting requirements will increase, driven primarily by the number of customers aggregated and to a lesser extent, by the number of new markets.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. Margins associated with these customers are realized over the term of the contract. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy.   In Alberta and Texas, Just Energy receives payment directly from the customer.

DIVIDENDS (CASH PAYMENTS)

Investors should note that due to the dividend reinvestment plan (“DRIP”), a portion of dividends declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount on the prevailing market price rather than the cash equivalent. Effective September 2012, Just Energy reinstated its DRIP program, which was suspended in conjunction with the approval of the normal course issuer bid.  For the three month ended December 31, 2012, dividends paid in shares under the DRIP amounted to $10.1 million, equal to the amount paid in shares for the prior comparable period.

During the three months ended December 31, 2012, Just Energy paid cash dividends to its shareholders and holders of restricted share grants and deferred share grants in the amount of $34.5 million, compared to $33.5 million in the prior comparable period.  For the nine months ended December 31, 2012, cash dividends were $120.0 million, an increase from $104.4 million paid in dividends in the prior comparable period. The increase over the prior comparable period is due to the suspension of the DRIP in the current fiscal year up to the September dividend payment.

Just Energy’s current annual dividend rate is $1.24 per share. The current dividend policy provides that shareholders of record on the 15th of each month receive dividends at the end of the month.

Just Energy will continue to utilize its cash resources for expansion into new markets, growth in its existing energy marketing customer base and in the Solar and Home Services divisions and to make accretive acquisitions for its customers as well as provide dividends to its shareholders.

Balance sheet as of December 31, 2012, compared to March 31, 2012

Cash decreased from $53.2 million as at March 31, 2012, to $33.3 million. The utilization of the credit facility increased from $98.5 million to $114.6 million during the nine months ended December 31, 2012, as a result of additional capital expenditures related to HES and normal seasonal working capital requirements and the cost of signing a record number of new customers. Working capital requirements in the U.S. and Alberta are a result of the timing difference between customer consumption and cash receipts. For electricity, working capital is required to fund the lag between settlement with the suppliers and settlement with the LDCs.

As at December 31, 2012, trade receivables and unbilled revenue amounted to $250.1 million and $143.3 million, respectively, compared to nine months earlier when the trade receivables and unbilled revenue amounted to $294.3 million and $130.8 million, respectively. Trade payables have decreased from $287.1 million to $253.6 million in the past nine months. This decrease in current trade receivables and payables is a result of the normal seasonality of Just Energy’s operations.

As at December 31, 2012, Just Energy had delivered more gas to the LDCs than had been consumed by customers in Ontario, Manitoba, Quebec and Michigan, resulting in gas delivered in excess of consumption and deferred revenue of $58.2 million and $59.1 million, respectively.  This build-up of inventory at the LDCs is in the normal course of operations and will decrease over the remaining winter months as consumption by customers continues to exceed deliveries. At March 31, 2012, Just Energy had gas delivered in excess of consumption and deferred revenue of $12.8 million and $12.0 million, respectively. In addition, gas in storage increased from $11.5 million as at March 31, 2012, to $31.3 million as at December 31, 2012, due to the seasonality of the customer gas consumption.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in net income and, accordingly, shareholders’ equity from quarter to quarter due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Property, plant and equipment increased from $291.1 million to $363.4 million during the nine months ended December 31, 2012, due to capital expenditures related to HES solar panel installations and NHS’s water heater, furnace and air conditioner installations, offset by the amortization expense for the period.

Intangible assets include goodwill, acquired customer contracts as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Fulcrum, Hudson and Universal purchases. The total intangible asset balance decreased to $452.2 million from $549.4 million as at March 31, 2012, primarily as a result of amortization.

Long-term debt (excluding the current portion) has increased from $679.1 million to $756.9 million in the nine months ended December 31, 2012, primarily as a result of the issuance of the increase in credit facility due to funding for HES and normal working capital requirements as well as increases to NHS financing and the issuance of indenture notes and solar financing.

Shareholders’ equity remains in a deficit position of $1.4 billion, lower than the deficit of $1.7 billion at March 31, 2012. Just Energy’s profit includes an amount relating to the change in fair value of derivative instruments. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized non-cash gains or losses depending upon current supply pricing. During the year ended March 31, 2009, Just Energy commenced full reporting of mark to market impacts and recorded an unrealized non-cash loss on the change in fair value of derivative instruments of $1.3 billion. Since then, the change in fair value of derivative instruments has fluctuated from year to year, with the gains experienced to date not yet fully offsetting the $1.3 billion loss in fiscal 2009.

Long-term debt and financing
(thousands of dollars)
	December 31, 2012	March 31, 2012

Just Energy credit facility	$114,638	$98,455
$105 million senior unsecured note	105,000	-
TGF credit facility	28,571	32,046
TGF debentures	35,474	35,818
NHS financing	218,702	147,220
$90m convertible debentures	87,224	86,101
$330m convertible debentures	296,374	291,937
$100m convertible debentures	87,145	85,879
HES financing
Credit facility	8,307	-
Construction loan	9,571	-

JUST ENERGY CREDIT FACILITY
Just Energy holds a $370 million credit facility to meet working capital requirements. The credit facility expires December 31, 2013. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, Toronto Dominion Bank and Alberta Treasury Branches. Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 3.00%, and letters of credit at rates that vary between 2.88% and 4.00%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, among others, TGF, NHS and HES, and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. During the first and second quarters of this fiscal year, the credit facility agreement was amended pursuant to which certain covenants were renegotiated to facilitate the growth of the business. As at December 31, 2012, all of the covenants had been met.

$105 MILLION SENIOR UNSECURED NOTE
The $105 million senior unsecured note bears interest at 9.75% and matures in May 2018.  The $105 million senior unsecured note is subject to certain financial and other covenants.  As of December 31, 2012, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of senior unsecured notes, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, TGF, HES, Momentis and the UK operations.

	Three months ended December 31, 2012	Nine months ended December 31, 2012
Base EBITDA	$50,573	$95,352
Adjusted EBITDA	65,574	134.288
Share-based compensation	2,557	7,547
Maintenance capital expenditures	1,602	5,751

TGF CREDIT FACILITY
A credit facility of up to $50 million was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility represents a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a prime rate plus 3%, with principal repayments commenced March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security charge on all assets and undertakings of TGF, a mortgage on title to the land owned by TGF and a general security interest on all other current and acquired assets of TGF.  The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital. The covenants were measured as of March 31, 2012, and TGF failed to meet certain required covenants.  The non-compliance was waived by the lenders but did result in a non-compliance fee of $0.08 million, representing 0.25% of the loan balance as of March 31, 2012. The covenants will be re-measured at March 31, 2013. Pursuant to a forbearance agreement dated as of December 31, 2012, the lenders have agreed that TGF shall not be required to make any principal payments until May 31, 2013.

TGF DEBENTURES
A debenture purchase agreement with a number of private parties providing for the issuance of up to $40 million aggregate principal amount of debentures was entered into in 2006. On April 1, 2011, the interest rate was increased to 12%. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants has been extended to May 15, 2014, with a call right any time after April 1, 2013.  On March 31, 2012, TGF agreed with the debenture holders to increase the quarterly blended payments to $1.2 million.  TGF also agreed to make an additional debt repayment after March 31, 2013, if the cash flow from operations exceeds $0.5 million for fiscal 2013, provided that this type of payment will not create a non-compliance issue for the corporation under the TGF credit facility. Pursuant to a waiver and forbearance agreement made as of December 31, 2012, the debenture holders have agreed to waive any principal and interest payments up to and including July 1, 2013.

NHS FINANCING
NHS has entered into a long-term financing agreement with HTC for the funding of new and existing rental water heater, furnace and air conditioner contracts. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.89% to 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, air conditioner and furnace contracts for the five, seven or ten years, respectively. Under the agreement, up to one-third of new rental agreements may be financed for each of the seven- or ten-year terms. As at December 31, 2012, the average term of the HTC funding was 6.4 years.

In addition, on October 18, 2012, NHS obtained approximately $7.4 million in additional financing at an interest rate of 7.89% to complete an asset purchase consisting of approximately 27,000 water heater, air conditioner and furnace customer contracts with units with an average remaining life of 7 years. The total cost to acquire these contracts was approximately $9.5 million.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge Gas distribution territory and 5% in the Union Gas distribution territory of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. HTC holds security over the contracts and equipment it has financed. NHS is required to meet a number of non-financial covenants under the agreement and, as at December 31, 2012, all of these covenants had been met.

$90M CONVERTIBLE DEBENTURES
In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million.  The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at December 31, 2012, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 37.17 Just Energy common shares, representing a conversion price of $26.91 per share. Pursuant to the $90m convertible debentures, if Just Energy fixes a record date for the payment of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

On and after September 30, 2012, but prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

$330M CONVERTIBLE DEBENTURES
To fund the acquisition of Hudson, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010. The $330m convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

The $330m convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price.  On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100M CONVERTIBLE DEBENTURES
On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures, which were used to purchase Fulcrum. The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, commencing March 31, 2012, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85.

The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014, and prior to September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

HES FINANCING
Effective August 1, 2012, HES, through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects.  The credit facility matures August 1, 2014, with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%. The facility is subject to certain financial and other covenants and is secured by the assets financed under this agreement.  As at December 31, 2012, all of the covenants had been met.

HES, through a subsidiary, has entered into an arrangement providing access to a construction loan for up to approximately $12 million, to fund certain specified projects.  As at December 31, 2012, $9.6 million has been advanced under this loan.  The construction loan bears interest at 10% and is due upon completion of certain solar projects.  Upon completion of the solar projects, the construction loan will be settled from the proceeds of a term loan to be received from the same counterparty and an investment from an institutional investor.  The term loan for approximately $6.5 million will bear interest at 8% and mature in six years.  The investment will be for approximately $7 million and will provide the institutional investor with a significant portion of the tax incentives generated by the projects funded. This arrangement is subject to certain financial covenants and warranties, all of which have been met as of December 31, 2012.

Contractual obligations
In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	$253,559	$253,559	$-	$-	$-
Bank indebtedness	5,273	5,273	-	-	-
Long-term debt (contractual cash flow)	1,040,836	224,927	175,822	395,365	244,722
Interest payments	310,772	60,190	111,874	79,508	59,200
Premises and equipment leasing	38,632	8,702	11,970	8,273	9,687
Grain production contracts	5,593	5,593	-	-	-
Long-term gas and electricity contracts	2,412,738	1,203,898	1,020,442	182,913	5,485

	$4,067,403	$1,762,142	$1,320,108	$666,059	$319,094

OTHER OBLIGATIONS
In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements.  In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties
Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Critical accounting estimates
The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

ACCRUED GAS RECEIVABLE/ACCRUED GAS PAYABLE
Accrued gas receivable results when customers consume more gas than has been delivered by Just Energy to the LDCs. These estimates are stated at net realizable value. Accrued gas payable represents Just Energy’s obligation to the LDC with respect to gas consumed by customers in excess of that delivered and valued at net realizable value. This estimate is required for the gas business unit only, since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

GAS DELIVERED IN EXCESS OF CONSUMPTION/DEFERRED REVENUES
Gas delivered to LDCs in excess of consumption by customers is valued at the lower of cost and net realizable value. Collections from LDCs in advance of their consumption results in deferred revenues, which are valued at net realizable value. This estimate is required for the gas business unit only since electricity is consumed at the same time as delivery.  Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
Just Energy assumes the credit risk associated with the collection of all customers’ accounts in Alberta, Illinois, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia. In addition, for large direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for bad debt risk. NHS has also assumed credit risk for customer accounts within certain territories in Ontario. Management estimates the allowance for doubtful accounts in these markets based on the financial conditions of each jurisdiction, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.

GOODWILL
In assessing the value of goodwill for potential impairment, assumptions are made regarding Just Energy’s future cash flow.  If the estimates change in the future, Just Energy may be required to record impairment charges related to goodwill. An impairment review of goodwill was performed as at March 31, 2012, and as a result of the review, it was determined that no impairment of goodwill existed.

Fair value of derivative financial instruments and risk management
Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting.  Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement.  Due to commodity volatility and to the size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

Just Energy common shares
As at February 7, 2013, there were 141,283,767 common shares of Just Energy outstanding.

Normal course issuer bid
During the 12-month period of December 16, 2011 to December 15, 2012, Just Energy had approval to make a normal course issuer bid to purchase for cancellation up to 13,200,917 of its common shares, approximately 10% of the public float. A maximum of 82,430 shares, approximately 25% of the average daily trading volume, could be purchased on any trading day. During fiscal 2012, Just Energy purchased and cancelled 84,100 shares at an average price of $11.36 for total cash consideration of $1.0 million. There were no additional shares purchased for cancellation during fiscal 2013.

Legal proceedings
Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power.  California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision.  The California party still has the ability to appeal to the United States Courts for the Ninth Circuit. CEI continues to vigorously contest this matter, which is not expected to have a material impact on the financial condition of the Company.

On December 17, 2012, NHS was served with a statement of claim from the Ontario Superior Court Justice by Reliance Comfort Limited Partnership seeking damages in the amount of $60 million and related declaratory and injunctive relief, based on allegations that NHS engaged in unfair trade practices and misleading representations in its marketing and sale of water heaters.  NHS believes the action is without merit and is an attempt by Reliance to deflect attention from allegations of anti-competitive conduct made against Reliance by the Commissioner of Competition.  Following a formal investigation, on December 20, 2012, the Commissioner of Competition brought applications against Reliance Home Comfort and Direct Energy alleging that each company was abusing its dominant position through conduct that intentionally suppresses competition and restricts consumer choice.  NHS will vigorously defend itself against the action.

Controls and procedures
At December 31, 2012, the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.

During the three-month interim period ended December 31, 2012, there were no changes in Just Energy’s internal controls over financial reporting that occurred that have significantly affected, or are reasonably likely to significantly affect, the Company’s internal controls over financial reporting.

Corporate governance
Just Energy is committed to transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s May 18, 2012 Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

The third quarter of fiscal 2013 showed the evolving nature of the retailing of deregulated commodities.  The period was one of continued low stable prices requiring the use of innovative product offerings to maintain the customer value proposition for the small consumer. Just Energy was able to do this through products like JustGreen and other new flexible offerings.  This success was evidenced by the addition of 150,000 residential customers in the quarter, continuing a trend of strong additions seen over the past year. These customers generate the highest margins and Consumer division additions are key to replacing the high margin customers lost to failure to renew. Management anticipates continued strong performance from the Consumer division.

The Commercial division also had continued strong additions for the period with additions of 191,000, again in line with record levels seen over the past year.  The three months saw Commercial division margins continuing to see competitive compression falling (on a per RCE basis) to an average $64 per year from $70 per year in the second quarter. While this has been a steady trend this year, Management expects stabilization of margins in this range over the coming periods.

Net additions were 100,000, resulting in a 10% growth in customer base year over year, reaching 4.1 million. Management believes this level of growth is sustainable for the foreseeable future.  Growth of margin in the future is anticipated to be adversely affected by continued customer energy efficiency gains. In key Just Energy markets, the average consumption of electricity per square foot is down more than 10% over the past three years. This requires the Company to continue to alter its supply assumptions and results in reduced profit per customer. In addition, current lower Commercial margins are expected to remain in place.

Overall, margins in the Energy Marketing business are down 1% for the quarter and up 8% year to date.  These results are below expectations and, while management expects longer-term improvements in line with growth in future embedded margin, current expectation is that the remainder of the year will lag behind target levels primarily due to the decline in Commercial margins.  One contributor to this current margin variance is the lessening seasonality in the overall business as electricity (relatively non-seasonal) customer growth far outstrips that of natural gas (more seasonal in nature).

Two areas where current trends are largely positive are attrition and renewals.  Attrition rates are at or better than target levels, falling to 13% on average, the lowest level since the building of the U.S. customer base. While U.S. gas attrition remains high, the total gas customers lost in the quarter was 28,000, well under 1% of the total base.

Renewal rates were an average 69% year to date, up from 62% a year earlier. The Company targets 70% renewals. Canadian consumer renewal rates were approximately 50% due to a very negative competitive price environment for fixed price contracts, however; U.S. renewals were very strong.  Commercial renewal rates are very sensitive to price and product and, as a result, while Management, expects Canadian renewals to improve, overall renewal rates are expected to be volatile going forward.

Results at NHS continued to be strong.  The total customer base was up 44% from a year ago to 222,000 installations.  Adjusted EBITDA for Q3 was up 21% year over year.  Embedded margin from NHS reached $574.0 million, up 63% from a year earlier due to the morEnergy acquisition, customer growth and a contractual monthly price increase. Continued steady growth and increases in future value are expected at NHS.

Results at TGF were very weak, consistent with the experience of the entire ethanol industry. Margins in the third quarter were down from $6.5 million in fiscal 2012 to $2.2 million in fiscal 2013. Ethanol prices remain depressed while wheat feedstock prices are up sharply. Production levels were down 10% largely due to scheduled and unscheduled maintenance. TGF remains a non-core asset of Just Energy; however, weak results at the plant contribute to the shortfall of overall expectations. Management continues to review options for TGF.

Administrative costs were $36.7 million and $108.1 million for the three and nine months ended December 31, 2012, respectively, up 17% for the quarter and 22% for year to date.  This reflected investments to expand the business base including the Fulcrum acquisition and to handle expansions such as the U.K. entry last quarter.  Management believes that the core base is now in place and that future quarters should see very low increases or declines in administrative costs.

An area where cost improvements have been seen is customer aggregation costs. Sales and marketing expense for the Consumer division declined to $158 per customer, down from $203 per customer a year ago.  New lower cost channels such as the Internet, Network Marketing and telemarketing where allowed have improved efficiency in aggregation.  Commercial costs per RCE remain well below those of the Consumer division.  Management anticipates that lower costs per customer added should be a continuing trend.

Financing costs were up 20% to $19.7 million due to the inclusion of interest on the debentures used to fund the Fulcrum acquisition and the $105 million private debt placement.

Bad debt expense improved, falling 25% to $6.2 million for the quarter. Debt losses average 2.1% on sales where the Company bears that risk, the low end of the target range of 2% to 3%. Management expects losses to remain comfortably within that range for the foreseeable future.

Future Embedded Margin is a measure which Management believes best reflects the growth in long-term value of the business. This margin grew to $2.2 billion, up 14% from $1.9 billion a year ago. While current quarter results are below target, Future Embedded Margin indicates that the Company’s future cash flows are growing.

Dividends were $0.31 per share for the quarter and $0.93 for the nine months, unchanged from fiscal 2012.

Management’s published guidance calls for 10% to 12% gross margin growth and 8% to 10% Adjusted EBITDA growth for fiscal 2013.  Although overall margin is up 9% year to date, management does not expect it to reach the 10%-12% target range projected for the fiscal year. Continued weak results from the TGF ethanol business and delays in the positive cash impact of colder winter temperatures causes management to currently estimate no more than 8% margin growth for the fiscal year.

Administrative and sales and marketing expenses are growing more quickly than margin as the expenses more closely track the number of customers in our base. Therefore, roughly flat fourth quarter margins, which is our current forecast, would result in Adjusted EBITDA to remain in the current range of 6% less than prior fiscal year. The major factors that will continue to impact margin and EBITDA in the fourth quarter will be stabilization of commercial margins around $64 per RCE level seen in Q3 and the reduced seasonality of the Company’s business overall as the percentage of natural gas customers in the overall base declines.  As well, the initial margins received from new Momentis independent representatives will slow due to amended compensation plans.

As highlighted in the second quarter report, both Adjusted EBITDA and Funds from Operations (‘FFO’) were trending below forecast and that trend remains. As previously noted, the payout ratio on FFO will be well above 100% as the company funds growth for the current fiscal year, and, in all likelihood, the year to come, based on current forecasts and dividend levels. While growth of the business and the near term dividend can be financed with the recently completed $105 million debenture placement, management believes that there needs to be a focus on profitable growth and debt reduction as well as dividends.

Just Energy has taken several steps toward creating value through targeted growth expenditures over the last two years.  As announced earlier this week, the signing of a five year supply agreement with Shell gives the new U.K. platform a base to add profitable growth.  The Company’s work to establish smart thermostats as a long term access point to consumers’ commodity needs requires capital financing and, with it, will bring solid returns. Hudson Energy Solar creates profitable, tax advantaged green projects raising the Company’s profile. Continued investments in NHS have created both current cash flow and substantial embedded future margin. These businesses do not require large amounts of capital (which, in the case of NHS and HES, are non-recourse funded) and the future of Just Energy will benefit from focused profitable investments like these. Management believes that a broadening of the customer relationship is the next step in the evolution of Just Energy. While our funding platform for NHS supports this growth in Canada, there will be a need to provide the capital to expand the business in the U.S. This step will contribute to an increasingly profitable customer relationship less impacted by natural gas prices.

Management and the Board have concluded that it would be appropriate to reduce the fiscal 2014 dividend to a level which would allow the funding of necessary growth, capital expenditures and contribute to the cash repayment of future debt maturities.

The Board of Just Energy has implemented a new dividend policy which calls for a monthly dividend of $0.07 per share effective with the April 30, 2013 dividend payment. That is an annualized $0.84 versus the current $1.24 per share.  This level of dividend is intended to fund growth, reduce debt and will target a payout range between 60% and 65% for Funds from Operations in the future.